UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee
Transaction valuation*	Amount of Filing Fee**
$114,067,450	$8,133

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.71 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec, as of the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,133 Form or Registration No.: Schedule TO-T	Filing Party: L.B. Foster Company and Foster Thomas Company Date Filed: February 26, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 26, 2010, as amended (the “Schedule TO”), by (i) Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.71 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment No. 8 have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment No. 8 is being filed on behalf of the Purchaser and Parent. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for herein.
Item 11. Additional Information.
          Items 4, 5, 6, 8 and 11 of the Schedule TO are amended and supplemented to include the following:
          The following paragraph is added to the end of Section 11 — “The Transaction Agreements” - “The Merger Agreement” of the Offer to Purchase:
          “On May 13, 2010, L.B. Foster, Purchaser and Portec executed the First Amendment to the Agreement and Plan of Merger (the “First Amendment”) pursuant to which the Drop Dead Date was extended until the close of business on August 31, 2010. The First Amendment also contains an irrevocable and unconditional waiver by L.B. Foster and Purchaser of the provisions in Section 5.3(b)(i) of the Merger Agreement for purposes of allowing representatives of Portec to contact representatives of Ameridan Resources LLC to determine whether Ameridan Resources LLC is considering a current offer to acquire all or substantially all of the voting securities of Portec and, if so, the terms of such offer. A copy of the First Amendment is filed as Exhibit (a)(5)(N) hereto, and is incorporated herein by reference.”
          Items 5 and 11 of the Schedule TO are amended and supplemented to include the following:
          The following paragraph is added to the end of Section 10 — “Background of the Offer; Past Contacts or Negotiations with Portec” of the Offer to Purchase:
          “On May 13, 2010, L.B. Foster and Portec executed a timing agreement dated as of April 29, 2010 with the Antitrust Division pursuant to which L.B. Foster and Portec have agreed, subject to certain conditions, that they will not consummate the Merger before July 16, 2010, without the Antitrust Division’s consent.”
          Item 11 of the Schedule TO is further amended and supplemented to include the following:
          The following paragraph is added to the end of Section 15 — “Legal Matters; Required Regulatory Approvals” — “Federal Antitrust Laws” of the Offer to Purchase:
     “On May 13, 2010, L.B. Foster and Portec issued a joint press release announcing that each of L.B. Foster and Portec entered into a timing agreement with the Antitrust Division pursuant to which L.B. Foster and Portec have agreed, subject to certain conditions, that they will not consummate the Merger before July 16, 2010, without the Antitrust Division’s consent.”

Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(5)(N)	First Amendment to Agreement and Plan of Merger dated May 13, 2010, by and among Portec Rail Products, Inc., L. B. Foster Company and Foster Thomas Company.

(a)(5)(O)	Press Release issued May 13, 2010
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY
Date: May 13, 2010	By:	/s/ David L. Voltz
		Name:	David L. Voltz
		Title:	Vice President, General Counsel and Secretary

FOSTER THOMAS COMPANY
Date: May 13, 2010	By:	/s/ David L. Voltz
		Name:	David L. Voltz
		Title:	Vice President and Secretary

Exhibit	Exhibit Name
(a)(5)(N)	First Amendment to Agreement and Plan of Merger dated May 13, 2010, by and among Portec Rail Products, Inc., L. B. Foster Company and Foster Thomas Company.

(a)(5)(O)	Press Release issued May 13, 2010